# Merrimac Industries, Inc.

## 2001 Annual Report





Total Integrated Packaging Solutions™

## About Merrimac Industries, Inc.

As an innovative and trusted customer driven technology enterprise, Merrimac Industries designs, manufactures and assembles enhanced, customized state-of-the-art microtechnology and RF microwave components, sub-assemblies and integrated modules for the worldwide defense, satellite and wireless communications sectors.

And, as an ISO 9000 Certified company, we are committed to not only meeting but exceeding the rigorous quality and reliability expectations of our diversified customers through consistently providing them with ***Total Integrated Packaging Solutions***™.


Customer
Driven
Technology
SM22
SM23





Standard size component

Our new Multi-Mix PICO™ component is 1/8th the size of the standard component while handling up to 100 watts of power.

# Selected Financial Highlights

| | 2001 | 2000 | 1999 | 1998 | 1997* |
|---|---|---|---|---|---|
| Net sales | $25,792,631 | $23,035,682 | $20,397,031 | $20,101,835 | $18,659,106 |
| Operating income (loss) | (112,988) | 444,221 | 497,626 | 310,215 | 1,995,145 |
| Income (loss) before income taxes | (95,921) | 385,056 | 277,255 | 420,300 | 2,157,409 |
| Net income | 24,079 | 315,056 | 242,255 | 340,300 | 1,402,409 |
| Net income per share: | | | | | |
| Basic | $ .01 | $ .15 | $ .14 | $ .19 | $ .83 |
| Diluted | .01 | .14 | .14 | .19 | .79 |
| Cash dividends per share** | — | — | — | — | .27 |
| Weighted average shares outstanding: | | | | | |
| Basic | 2,623,924 | 2,134,542 | 1,746,968 | 1,766,120 | 1,693,363 |
| Diluted | 2,735,789 | 2,309,807 | 1,765,831 | 1,805,212 | 1,780,173 |
| Working capital | $ 3,873,616 | $ 9,404,900 | $ 4,250,555 | $ 7,400,376 | $ 8,701,011 |
| Total assets | 36,992,692 | 27,513,784 | 20,841,114 | 16,915,382 | 15,454,804 |
| Stockholders' equity | 22,053,626 | 21,904,292 | 13,501,291 | 13,422,259 | 12,697,831 |

* All fiscal years presented herein contain 52 weeks, except fiscal year 1997 which consists of 53 weeks.

** Quarterly cash dividends were eliminated in 1997 after quarterly dividends of $.09 per share were paid for the first three quarters of 1997.

The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective June 5, 1998.

**Net Sales**
($ in millions)


$30
25
20
15
10
5
0
99
00
01

**Backlog**
($ in millions)


$12
10
8
6
4
2
0
99
00
01

**Capital Expenditures**
($ in millions)


$12
10
8
6
4
2
0
99
00
01

**Depreciation & Amortization**
($ in millions)


$2.5
2.0
1.5
1.0
0.5
0
99
00
01

**Research & Development**
($ in millions)


$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
99
00
01



## Markets Served

As a fully focused and inventive customer driven technology company, the Merrimac operating groups provide essential customized component solutions to key industry sectors:

Wireless
Satellite Communications
Military and Defense

## RF Microwave Group

Nearly fifty years of experience in designing and producing innovative, superior microwave components and sub-assemblies known for their reliability and endurance has led to recognition for this Group as a key supplier to the military, defense and satellite communications sectors.

## Filtran Microcircuits Inc.

As a world-class manufacturer of complex, sophisticated fine line etched circuit boards required for very high-frequency systems, Filtran's unique expertise and products are furnished to almost every business category, from automotive electronics to satellite communications to aerospace to the defense sector and security equipment providers.



## Operating Units

The pivotal design and manufacturing efforts of Merrimac Industries are conducted through our three operating units located in the United States, Costa Rica and Canada.

## Multi-Mix® Microtechnology Group

A major supplier of components, assemblies and Micro-Multifunction Modules (MMFM®) to many industry sectors, highlighted by the newly introduced and revolutionary small size, high power, low weight, low cost Multi-Mix PICO™ series of integrated multilayer products.


DPA +36dBm
2x30W
30W
-45dBc

## Chairman's Message

### To Our Stockholders

During 2001, performance records were set for consolidated sales, backlog and gross margins. All business units adapted to the general economic downturn and changes in the marketplace while accomplishing strategic initiatives. Operational effectiveness, in terms of on-time delivery, customer satisfaction and quality, progressed as a result of our continuous process improvement programs. 2001 was also a record year for breakthrough, customer driven technology innovations and dynamic new product introductions.

The most notable was Multi-Mix PICO™, the smallest high power multilayer RF Microwave product line available anywhere. PICO, a clearly differentiated technology with patents and patents pending, provides a size reduction of more than 84% without sacrificing performance or power handling. Late in 2001, we received our first 3G order for a Multi-Mix PICO™ integrated solution to be used by one of the largest suppliers of wireless power amplifiers in the world. While our competitors "think" about what to do next, we *innovate* by providing Total Integrated Packaging Solutions™ to our customers. More Multi-Mix PICO™ products will be made available on a commercial basis in 2002.

Striving to be the recognized multilayer design authority, Merrimac is well positioned to innovate and take our technology to higher levels of integration. We recently announced an equity investment by DuPont Electronic Technologies and our agreement to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. DuPont is the recognized world leader in rigid and flexible ceramic and organic materials. High performance substrate materials are the heart of multilayer application solutions in all Merrimac business units. As the "Module Evolution" moves forward by increasing the need for outsourcing multifunction modules, this relationship offers great promise for both extending and expanding our capabilities required to serve these market opportunities.

While focusing on customer needs and investing in technology and processes to serve the wireless and commercial markets, we did not withdraw from our commitment to the defense and satellite communications (satcom) markets. While other competitors abandoned the defense and satcom market segments to concentrate on wireless, we continued to maintain and improve our core competencies to support the defense and satcom markets.

Proactively, we have developed a program that reduces the complexity of the procurement process, reduces delivery times and improves quality. The result is that Merrimac is able to reduce internal cycle times and benefit from the economies of standardization and scale. Our RF Microwave Products Group designed unique product solutions for these markets, including matching beamforming networks, low cost open substrate packaging and creative joint developments with Filtran Microcircuits.

We are successfully diversifying the business of Filtran Microcircuits from an over-dependence on the "last mile" wireless application solution into defense, automotive radar and wireless infrastructure. At Filtran we specialize in high-frequency fine line etching and achieved high volume production capability for 77GHz automotive radar, an air traffic control radar production solution, and wireless infrastructure

***"As a customer driven company, we take a holistic approach to delivering value to our customers in conducting every aspect of our business."***

transceiver circuitry. Most recently, we have begun supplying some of the "most critical components" used in several homeland security detection devices. Synergy between Filtran and the Merrimac RF Microwave and Multi-Mix® Groups continues to benefit our customers with greater efficiencies, product content and applications solutions.

In a year marked by worldwide economic challenges and the destructive impact of terrorism, we moved ahead more slowly with the expansion of our production facilities. The newly completed expansion of the West Caldwell facility will accommodate the RF Microwave Products Group production processes. The new Multi-Mix® facility in Costa Rica is in the process of being completed. Both expansions provide efficient, state-of-the-art operating facilities supporting our future multi-year plans. These significant additional capacities will enable an efficient completion of the West Caldwell Multi-Mix® operating facilities when determined appropriate.

Early 2002 presents a continuation of what we were challenged by during 2001. We anticipate the prospect for some improvement in wireless business activities in the second half of 2002. We will adapt to market and economic conditions while progressing with our strategic plan. Merrimac is also well positioned to participate in an even more important role in space and defense systems. Merrimac remains firmly focused on designing and manufacturing next-generation technologies, subsystems and creative solutions needed by our global customers. Our goal is to collaborate with our key account customers and provide increased value through the creation of Total Integrated Packaging Solutions™.

Business is a process of ongoing and constant alignment driven by change in order to assure a shared purpose and proper deployment of valuable resources. Last year required necessary adjustment and rapid realignment in the near-term while continuing to make strategic progress toward established goals and objectives. Leadership and culture drive and support the ability to be adaptive, flexible and quick to respond to change. As a customer driven company, we take a holistic approach to delivering value to our customers in conducting every aspect of our business.

We welcome two new leaders to our Board of Directors. Dr. Harold J. Raveché, President of Stevens Institute of Technology, joined the Board mid-2001 and has already made significant contributions to our Company. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, brings years of proven business leadership and experience in many business disciplines to the benefit of our Board.

We thank our Stockholders, Customers, Partners and Co-workers for your continued support, confidence and investment in our Company.

Sincerely,



Mason N. Carter
Chairman, President and Chief Executive Officer


Customer
Driven
Technology

*Fully automated test procedures and process control systems allow every Merrimac product to be thoroughly pre-tested prior to final delivery.*

In a year marked by worldwide economic challenges and the impact of terrorism, Merrimac Industries continued to successfully pursue its commitment of providing Total Integrated Packaging Solutions™ uniquely tailored to customers' end-use RF and microwave signal processing needs.

In 2001 our accomplishments included:

- Introducing the Multi-Mix PICO™ Z-series of single and multifunction products that deliver power and performance in a module that is smaller by more than 84% and significantly lighter than conventional multilayer products, while offering exceptional size-to-power handling capability.
- Positioning ourselves to provide new technology specifically designed for the next 3G (third generation) of wireless infrastructure.
- Delivering high-frequency circuitry for automotive and air traffic control radars.
- Supplying specialized circuitry for use in homeland security detection devices.
- Continuing our commitment to the space and defense industries with an array of customer specific mission-critical products.
- Proceeding with the physical expansion of our manufacturing centers in West Caldwell, New Jersey and San Jose, Costa Rica to add greater production capacity and further enhance our time-to-market manufacturing and delivery capabilities.

And now in 2002, we are proud that DuPont Electronic Technologies has purchased a 16.6% equity interest in Merrimac Industries. This enhances our commitment to develop and bring to market new products based on Customer Driven Technology.

## Multi-Mix PICO™

In concert with our customers, Merrimac designs and manufactures components, assemblies and integrated modules used to send and receive wireless communications signals. In July 2001, our Research and Development efforts resulted in the introduction of a revolutionary breakthrough in microwave design and manufacturing: Multi-Mix PICO™ technology.

Compared to conventional multilayer products, Multi-Mix PICO™ is:

- Smallest in size, by more than 84%.
- Able to provide incomparable power and performance with the ability to handle 100 Watts CW (Continuous Wave).
- Lighter in weight.
- Cost effective.

Through Multi-Mix PICO™ technology, we offer a powerful group of products at a greatly reduced cost that includes hybrid junctions, directional couplers, quadrature hybrids, power dividers and in-line multicouplers, filters, vector modulators along with 802.11a and 802.11b WLAN (Wireless Local Area Network) modules.



Photo courtesy of Astrium/Paradigm



In addition to wireless communications, Multi-Mix PICO™ products are currently under evaluation for applications in airborne electronic countermeasures, radar systems, smart antennas, satcom receiver modules and security equipment.

These Multi-Mix PICO™ components, together with other active and passive devices, can be combined as building blocks to produce complete Micro-Multifunction Modules (MMFM®) in dimensions normally required by basic single function devices using conventional technology.

These Micro-Multifunction Modules were developed in response to customer needs for Total Integrated Packaging Solutions™ that reduce size and weight without loss of power and performance. Our patented method for designing and manufacturing this multilayer architecture enabled us to introduce a family of Multi-Mix® Microtechnology products to the wireless marketplace.

Innovation

## Wireless and Broadband

The inherent design flexibility of Multi-Mix® Microtechnology is capable of addressing a vast number of markets with a variety of differentiated products. By matching the elements of our platform design library to the market and technology needs of the major systems suppliers to the wireless industry, it became apparent that Multi-Mix® products are well suited for wireless infrastructure. Multi-Mix® components and modules are used in high performance power amplifiers that are the heart of wireless basestations.

As the wireless industry debates its next generation of service — known as 3G — Merrimac is already developing products, using our Multi-Mix PICO™ technology, to be used in future power amplifier designs.

Late in 2001, we started to ship our first 3G production order for a Multi-Mix PICO™ integrated solution to be used by one of the largest suppliers of wireless high-power amplifiers in the world into the design of new 3G broadband basestations.

In addition to integrated amplifier modules, we have completed the development of integrated in-line multicouplers and are introducing these as a second line of Multi-Mix PICO™ products well suited for use in basestations.

Merrimac also services the wireless industry by designing and manufacturing high precision circuit boards through our Canadian subsidiary, Filtran Microcircuits Inc. We provide customized high-frequency microcircuitry to suppliers of telecommunications equipment for



*The Multi-Mix® robotic drilling and routing process allows for the precise around-the-clock production of highly complex microtechnology components.*



*Direct real-time interactive Internet/extranet and video conferencing from multiple remote locations allows Merrimac engineers and designers and their customer counterparts to discuss sophisticated 3D design and simulation.*



*Merrimac's highly specialized 36-port vector network analyzer is used for all multiplexer test analyses to insure maximum operating proficiency.*

use in basestation transceivers that send and receive wireless signals.

A Filtran core competency is its ability to meet high-frequency circuitry requirements. This has led to an order for circuitry used in an adaptive cruise control radar sensor that will detect and help avoid front-end automobile accidents. This innovative 77GHz high-frequency fine line circuit solution is being installed in selected models of one of the world's best-known luxury automobile manufacturers.

Reflective of the post-September 11th world, Filtran is currently providing unique and intricate gold plating microcircuitry that is used in several homeland security detection devices. These specialized circuits are being installed in sophisticated systems that will scan passengers and detect trace amounts of explosive or bomb-making material residue.

## Satcom and Defense

In our core market, the robust technology of Multi-Mix® is strongly positioning Merrimac for future generations of satcom and defense systems.

For nearly 50 years, we have supplied high performance, high reliability RF Microwave signal processing components that have been used in more than 1,000 mission-critical applications. It is not an overstatement to say that virtually every satellite in orbit today has Merrimac technology aboard.

In support of customers who are major satcom and defense contractors, we have supplied couplers, hybrids, mixers and unique product solutions including matching beamforming networks for use on many satellite programs, such as IntelSat, Inmarsat and GPS II. Many of these products are also found on satellites used for NASA interplanetary missions to Mars, Saturn and Mercury for deep space scientific exploration.

On the defense side, our components are used in radar systems, electronic countermeasure systems and communications systems for National Missile Defense; AWACS surveillance planes; fighter jets including the F-22, F-18, F-16, F-117A Stealth; missile systems such as the Patriot, Sparrow, HARM, AMRAAM; and the AEGIS shipboard radar and communications systems that contain more than 30 of our RF Microwave products.

Now, with the size-to-power and weight advantages of Multi-Mix®, we are ready to continue our role as a valued supplier to next-generation aerospace programs that will include the GPS (Global Positioning System) satellite-based radio navigation system and Joint Tactical Strike Force fighter jets.



*An automated visual inspection system assures maximum product quality while also enhancing cost effectivity.*

# Relationships

## Culture of Quality

Merrimac has provided quality products throughout its history from RF and Microwave Technology to Multi-Mix® Microtechnology. Merrimac has accomplished this because of the uncompromising commitment to quality by its co-workers, its design and testing procedures and its manufacturing processes in the United States, Canada and Costa Rica.

Merrimac holds the distinction of being a space-qualified and mission-critical supplier, our facilities bear ISO 9001 and ISO 9002 ratings and our co-workers and the testing facilities and equipment they use hold numerous certifications.

We maintain our important intellectual edge through an ongoing educational program called Merrimac University.

Merrimac University provides co-workers with the opportunity to learn new skills taught by visiting university professors and instructors. The Company has established relationships with several local universities. A prestigious award was presented to Merrimac for its efforts in recruiting, education and employee retention.

To date, Merrimac University has provided more than 8,000 hours of instruction over a two-year period. Merrimac University provides all co-workers the continuing education for personal growth, authority, responsibility and empowerment to make company-wide decisions smartly and routinely while improving customer service.



Merrimac has received a grant from the State of New Jersey in recognition of its continuing efforts to further increase the education of its co-workers.

Through developing customer relationships, we are becoming true partners with our customers. We work with them and collaborate — from product concept and design through manufacturing and delivery.



To better meet our customers' production needs, we are currently bringing on line in 2002, plant expansions of 19,200 square feet in West Caldwell, New Jersey and 36,200 square feet in Costa Rica.

And, to reinforce our commitment to Customer Driven Technology, we will continue to draw on the competency and synergy of all three of our operations to bring Total Integrated Packaging Solutions™ to our valued customers.

*A computer-controlled assembly process enables the automated proper placement of miniature devices into Multi-Mix® integrated multilayer modules.*



## Financial Table of Contents



**Sales Growth**
**1991 to 2001**
($ in millions)



$30
25
20
15
10
5
0
For the last five years, under the strategic vision, direction and guidance of Chairman, President and CEO Mason N. Carter, Merrimac sales have risen dramatically while investing in and aligning its business processes to meet future market demands for its products and services.
91
92
93
94
95
96
97
98
99
00
01

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Note 1 of the notes to the Company's consolidated financial statements sets forth the principal accounting policies, assumptions and basis for estimates used in preparing the financial statements. The Company's management makes certain assumptions and estimates that impact the reported amounts of assets, liabilities and stockholders' equity and revenues and expenses. The management judgments that are currently subject to the greatest uncertainty are related to the accounting for the Company's investments in the Multi-Mix® Microtechnology.

Following is a summary of the carrying amounts of the Multi-Mix® Microtechnology net assets included in the Company's consolidated financial statements at December 29, 2001 and the related future planned purchases and lease obligation commitments through January 2006.

| | |
|---|---|
| Net assets: | |
| Property, plant and equipment, at cost | $12,408,000 |
| Less accumulated depreciation and amortization | 1,056,000 |
| Property, plant and equipment, net | 11,352,000 |
| Inventories | 982,000 |
| Deposit receivable, due March 2002 | 300,000 |
| Other assets, net | 374,000 |
| Total net assets at December 29, 2001 | $13,008,000 |
| Commitments: | |
| Planned equipment purchases for 2002 | $ 2,800,000 |
| Lease obligations through January 2006 | 1,180,000 |
| Total commitments | $ 3,980,000 |
| Total net assets and commitments | $16,988,000 |

Inventories are valued at the lower of average cost or market. Inventories are periodically reviewed for their projected manufacturing usage utilization and, when slow-moving or obsolete inventories are identified, a provision for a potential loss is made and charged to operations.

The Company anticipates receiving increasing levels of orders during 2002 for the Multi-Mix® Microtechnology products, for which substantial research and development costs have also been incurred. Due to economic and market conditions in the wireless industry, the telecommunications system service providers have curtailed their capital equipment purchases from our customers. These circumstances have caused the Company's customers to delay Multi-Mix® Microtechnology product purchases that had been anticipated for 2001. An extended delay or reduction from planned levels in new orders expected from customers for these products could have a material adverse impact on the Company.

The Company's planned equipment purchases and other commitments are expected to be funded through a revolving credit facility of $6,500,000, which becomes due in June 2002 and is anticipated to be extended, supplemented by liquid cash resources and cash flows that are expected to be provided by operations.

### 2001 compared to 2000

Consolidated results of operations for 2001 reflect an increase in net sales from the prior year of $2,757,000 or 12.0% to $25,793,000. This increase was primarily attributable to an increase in net sales of electronic components of $4,265,000, which was partially offset by a decrease in sales of microwave micro-circuitry products of $1,508,000 from the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI").

Orders of $27,009,000 were received during 2001, a decrease of $549,000 or 2.0% compared to $27,558,000 in orders received during 2000. Orders received during 2001 exceeded the 2001 sales level by approximately 4.7%. Backlog increased by $1,216,000 or 11.4% to $11,856,000 at the end of 2001 compared to $10,640,000 at year-end 2000.

The Company believes that the current economic downturn, resulting in reduced spending by wireless service providers, has caused many wireless companies to delay or forego purchases of the Company's products. However, the Company expects that its satellite and defense customers should continue to maintain their approximate current levels of orders during 2002. The Company also anticipates increased levels of orders during 2002 for its new Multi-Mix® Microtechnology products, for which the Company has made a significant capital investment and incurred substantial research and development costs. Any extended delay or reduction from projected levels in new orders expected from satellite and defense customers and for new Multi-Mix® Microtechnology products could have a material adverse impact on the Company and impair the Company's liquidity. The Company expects that softness in the telecommunications sector that FMI serves, principally millimeter wave applications for wireless broadband solutions, which caused a substantial reduction in the microwave micro-circuitry segment sales and profitability for fiscal 2001 compared to prior year results, will continue during fiscal year 2002. The Company implemented a temporary reduction of 25% or 19 persons in the FMI workforce during the second quarter of 2001 in response to the decline in orders for this segment.

Cost of sales increased $664,000 or 5.6%, and as a percentage of net sales decreased 2.9% to 48.5% for 2001. Percentage cost reductions for cost of sales were achieved in the electronic components segment from manufacturing efficiencies attributable to a reduction in direct labor and manufacturing overhead costs, related in part to the transfer of certain additional production to the Company's Costa Rica manufacturing facility, and other manufacturing cost reductions resulting from the personnel restructuring in the first quarter of 2000. Partially offsetting these cost reductions were manufacturing overhead costs underabsorbed in the microwave micro-circuitry segment, resulting from a decline in this year's segment sales of approximately 25.5% compared to the prior year.

Depreciation expense included in cost of sales was $1,913,000, an increase of $409,000. For 2001, approximately $491,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. The increase in depreciation expense was a result of higher capital equipment purchases in the current and prior years.

Gross profit in 2001 for the electronic components segment increased by $2,936,000 to $11,238,000 or 52.6% of segment net sales of $21,383,000, compared to gross profit of $8,302,000 or 48.5% of segment net sales of $17,118,000 in 2000. Gross profit in 2001 for the microwave micro-circuitry segment decreased by $843,000 to $2,041,000 or 46.3% of segment net sales of $4,410,000, compared to $2,884,000 or 48.7% of segment net sales of $5,918,000 in 2000.

Selling, general and administrative expenses of $9,532,000 for 2001 increased by $1,130,000 or 13.5%, and when expressed as a percentage of net sales, increased by 0.5% to 37.0%. Increases resulted from employment termination costs for senior level personnel of approximately $208,000, higher sales commission expenses, increased selling and marketing expenses in connection with the Company's Multi-Mix® Microtechnology product line, and higher engineering and technology personnel compensation, recruitment and training costs, and patent-associated and other professional fees.

Amortization expense of $149,000 for 2001 is attributable to goodwill of approximately $3,100,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years, compared to amortization expense of $154,000 for 2000. The difference in amortization expense is related to lower average Canadian exchange conversion rates in 2001.

Research and development expenses for new products were $3,382,000 in 2001, an increase of $1,511,000 or 80.8% compared to 2000. Except for $432,000 of expenses at FMI, an increase of $140,000 over 2000, substantially all of the research and development expenses in 2001 were related to Multi-Mix® Microtechnology products. In the third quarter of 2001 the Company launched its Multi-Mix PICO™ technology products, which reduce the physical dimensions of certain microwave components by more than 84%.

Consolidated operating income for 2001 was $217,000, before the effect of charges associated with the reincorporation in Delaware of $330,000 in the first quarter of 2001, compared to $759,000 of consolidated operating income for 2000, before the first quarter 2000 personnel restructuring charge of $315,000. The consolidated operating loss for 2001, after the inclusion of the reincorporation charge of $330,000, was $113,000, compared to consolidated operating income of $444,000 for 2000 after the personnel restructuring charge of $315,000.

Operating loss for the electronic components segment was $319,000 in 2001, after the $330,000 reincorporation charge in first quarter 2001, compared to a $893,000 operating loss in 2000 after the restructuring charge of $296,000 in the first quarter of 2000. Operating income for the microwave micro-circuitry segment was $206,000 or 4.7% of segment net sales in 2001 compared to operating income of $1,337,000 or 22.6% in 2000 after this segment's restructuring charge of $19,000 in first quarter 2000.

Interest income, net was $17,000 for 2001 compared to net interest expense of $59,000 for 2000. Interest expense of $222,000 was capitalized to in-process construction property, plant and equipment in 2001. Interest income was primarily due to the proceeds received from the issuance of common stock in private placements in 2000 that offset interest expense. Interest expense in 2000 was principally incurred on borrowings under a term loan and revolving credit facility in connection with the acquisition of FMI in 1999.

An income tax benefit of $120,000 was recorded for 2001 with an effective tax benefit rate of 125% compared to a tax provision of $70,000 for 2000 with an effective tax rate of 18.2%. The principal adjustments to the statutory Federal income tax rate of 34% for 2001 relates to $139,000 in tax credits associated with research and development expenditures and foreign sales corporation tax benefits of $40,000, partially reduced by a $50,000 cost due to non-deductible amortization of goodwill.

Net income for 2001 was $24,000, after the net effects of the first quarter 2001 reincorporation charge of $198,000. For 2000, net income of $315,000 was reported, after the net effects of the first quarter 2000 restructuring charge of $189,000. Net income per share for 2001 was $.01, after the net effects of the $.07 per share reincorporation charge reported in the first quarter of 2001. For 2000, net income of $.14 per diluted share was reported, after the net effects of the $.08 per share restructuring charge recorded for 2000 that occurred in the first quarter of 2000.

The weighted average number of diluted shares outstanding increased by approximately 426,000 shares or 18.4% for 2001 compared to the prior year. The increase resulted from the issuance in private placements of 375,000 shares in the second quarter 2000 and 360,000 shares in the fourth quarter 2000, as well as stock option exercises and higher average stock prices during the prior year.

**2000 compared to 1999**

Consolidated results of operations for 2000 reflect an increase in net sales of $2,639,000 or 12.9% to $23,036,000 and a decrease in operating income of $54,000 or 10.8% to $444,000 after a first quarter personnel restructuring charge of $315,000, compared to operating income of $498,000 for the prior year. Net income of $315,000 was recorded for 2000, after the net effects of the personnel restructuring charge of $189,000, compared to net income of $242,000 reported for the prior year. Diluted net income per share for 2000 was $.14, reflecting the restructuring charge of $.08 per diluted share. For the prior year, diluted net income per share of $.14 was also reported.

The increase in consolidated net sales of $2,639,000 for 2000 was primarily attributable to an increase of $2,524,000 in net sales of microwave micro-circuitry products from $3,394,000 in 1999 to $5,918,000 from the Company's subsidiary Filtran Microcircuits Inc. ("FMI"), from the date of its acquisition on February 25, 1999. An increase in shipments of electronic components of $115,000 also contributed to the increase.

Orders of $27,558,000 were received for 2000, which included $7,045,000 for FMI, an increase of $8,094,000 or 41.6% compared to $19,464,000 in orders received for 1999. Backlog increased by $4,522,000 or 73.9% to $10,640,000 at year-end 2000 compared to $6,118,000 at year-end 1999.

Cost of sales increased $1,234,000 or 11.6%, and as a percentage of net sales decreased 0.6% to 51.4%. Cost reductions were achieved from manufacturing efficiencies attributable to a reduction in direct labor and manufacturing overhead costs, related in part to the transfer of further production to the Costa Rica manufacturing facility, and other manufacturing cost improvements resulting from the first quarter 2000 personnel restructuring. Depreciation expense included in cost of sales was $1,504,000, an increase of $261,000, of which $223,000 was associated with Multi-Mix® Microtechnology capital assets. The increase in depreciation expense was a result of higher capital equipment purchases in the current and prior years.

Gross profit for the electronic components segment of $8,302,000 was 48.5% of segment net sales of $17,118,000 in 2000 compared to $8,319,000, which was 48.9% of segment net sales of $17,003,000 in the prior year. Gross profit for the microwave micro-circuitry segment was $2,884,000 or 48.7 % of segment net sales of $5,918,000 compared to $1,462,000 or 43.0% of the 1999 period's segment net sales of $3,394,000.

Selling, general and administrative expenses of $8,402,000 increased $1,346,000 or 19.1%, and when expressed as a percentage of net sales, increased 1.9% to 36.5%. This increase included $451,000 from FMI to $1,082,000 compared to $631,000 in 1999 from the date of FMI's acquisition. Other increases resulted from higher sales commission expenses, selling and marketing expenses in connection with the Company's new Multi-Mix® Microtechnology product line, and incentive compensation and profit sharing payments of $280,000.

Amortization expense of $154,000 is attributable to goodwill of approximately $3,100,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years, compared to last year's short post-acquisition period amortization expense of $132,000.

Research and development expenses for new products were $1,871,000 in 2000, and decreased $225,000 or 10.7% compared to the prior year. Except for $292,000 of expenses at FMI, which declined by $151,000 from the previous year, substantially all of the research and development expenses in 2000 were for Multi-Mix® Microtechnology products. The Company anticipates spending similar amounts for product development in fiscal year 2001.

The restructuring charge of $315,000 relates to severance and certain other costs incurred for the termination of fifteen persons during the first quarter of fiscal 2000, of which $296,000 was related to the electronic components segment and $19,000 was related to the microwave micro-circuitry segment. The operating loss after the restructuring charge for the electronic components segment was $893,000 compared to operating income of $242,000 or 1.4% of segment net sales in the prior year. Operating income after the restructuring charge for the microwave micro-circuitry segment was $1,337,000 or 22.6% of segment net sales compared to operating income of $256,000 or 7.6% in the prior year.

Interest expense, net was $59,000 for 2000 compared to $220,000 for the prior year and was principally incurred on borrowings under a term loan and revolving credit facility in connection with the acquisition of FMI during the first quarter of 1999. The decrease in 2000 was primarily due to offsetting interest income that arose from proceeds related to the issuance of common stock.

The provision for income taxes was $70,000 for 2000 with an effective tax rate of 18.2% compared to $35,000 for 1999 with an effective tax rate of 12.6%. The principal adjustments to the statutory Federal income tax rate of 34% for 2000 relate to $117,000 in tax credits associated with research and development expenditures and foreign sales corporation tax benefits of $21,000, partially offset by a $52,000 cost due to non-deductible amortization of goodwill.

### Liquidity and Capital Resources

The Company had liquid resources comprised of cash and cash equivalents totaling approximately $1,800,000 at the end of 2001 compared to approximately $3,400,000 at the end of 2000. The Company's working capital was approximately $4,000,000 and its current ratio was 1.4 at the end of 2001 compared to $9,400,000 and 3.0, respectively, at the end of 2000.

The Company's operating activities provided positive cash flows of $1,241,000 in 2001 compared to $1,690,000 of positive cash flows in 2000. The primary positive operating cash flows resulted from $2,515,000 of depreciation and amortization charges that increased $518,000 compared to such charges in 2000 and an increase in accounts payable, accrued and deferred liabilities. These positive cash flows were offset primarily by an increase in inventories of $1,170,000 to $4,797,000, which includes $982,000 of inventories associated with Multi-Mix® Microtechnology products, increases in income tax refunds receivable, other current assets and deferred tax assets, and payments of deferred compensation.

The Company made net investments in property, plant and equipment of $10,853,000 during 2001, which excludes unpaid invoices of $529,000 at December 29, 2001, compared to net investments made in property, plant and equipment of $3,986,000 during 2000. These capital expenditures, which include capitalized construction period rent and interest of $488,000, are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix® Microtechnology was $11,352,000 at the end 2001, an increase of $7,348,000 compared to $4,004,000 at the end of 2000.

The Company commenced borrowing in April 2001 under its existing revolving credit facility with Fleet Bank (formerly Summit Bank), at an interest rate of one-half percent below the bank's floating prime rate, which was 7.0% at that time. During 2001, the Company borrowed an aggregate amount of $7,500,000 under this facility, which was also the amount owed at year-end 2001. The weighted average interest rate on the borrowings under this facility during 2001 was 5.7% and the year-end interest rate and current interest rate were both 4.25%. During the first quarter of 2002, the Company obtained an additional increase of $2,500,000 in the Company's lines of credit with Fleet Bank which were increased to a total of $10,000,000, $3,500,000 of which consists of a first mortgage callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility. The revolving line of credit expires June 2002 and management expects that Fleet Bank will agree to an extension thereof. The Company successfully completed a private placement of 528,400 shares of common stock on February 28, 2002 that raised $5,284,000 before offering expenses. The Company repaid $5,000,000 to Fleet Bank from the proceeds of that offering. The Company currently has $6,500,000 available under its existing lines of credit.

Management believes that its current revolving credit facility, together with the present liquid resources and cash flows that are expected to be provided by operations, should provide sufficient resources for currently contemplated operations during fiscal year 2002.

The Company's capital expenditures for new projects and production equipment have exceeded its depreciation and amortization expenses in 2001 by approximately $8,500,000. The Company intends to issue commitments to purchase $2,800,000 of capital equipment from various vendors. The Company has an outstanding balance of work to be completed on a purchase order issued to a general contractor for approximately $100,000 for the final completion of the 19,200 square-foot building addition to its West Caldwell, New Jersey manufacturing facility. The Company anticipates that such equipment will be purchased and become operational and the building expansion will be completed during the second quarter of 2002. The Company has temporarily deferred certain improvements and purchases of additional equipment for the existing 52,000 square-foot facility that are projected to cost approximately $3,000,000.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

Effective January 2001, the Company modified its existing lease for its Costa Rica manufacturing facility, and entered into a facility sharing arrangement with a previous customer, reducing the size of its facility to approximately 8,200 square feet and extended the lease to December 2004. The Company received an initial payment of $200,000 in January 2001 under the facility sharing agreement and recovered approximately $102,000 of costs that were deferred at December 30, 2000 in connection with such agreement. In January 2002, the Company received the second payment of $150,000 and the final payment of $100,000 is due January 2003.

In February 2001, the Company entered into a new five-year lease in Costa Rica for an approximately 36,200 square-foot facility for manufacturing new Multi-Mix® Microtechnology products. It is anticipated that the leasehold improvements and capital equipment for this manufacturing facility, which is expected to cost approximately $4,500,000, should become operational during the second quarter of 2002.

**Related Party Transactions**

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company extended to Mr. Carter a loan of $255,000 in connection with the purchase of these shares. In addition, the Company amended a prior loan to Mr. Carter of $105,000. The total of $360,000 is due May 4, 2003 and interest payments (except as described below) are due quarterly, calculated at a variable interest rate based on the prime rate of the Company's lending bank. However, payment of interest that accrued from November 1998 until November 1999 was deferred and payment of interest that will accrue from November 2001 until November 2002 will be deferred until May 4, 2003. Payment of the loan is secured by the pledge of 33,000 shares of Common Stock purchased by Mr. Carter with the proceeds of the loans and Mr. Carter has agreed to restrictions on the resale of these shares of Common Stock.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

The Company is a party to a stockholder's agreement, dated as of October 30, 1998, with a former director and Chairman of the Company. Pursuant to the stockholder's agreement, this former director is required to vote his shares of Common Stock as directed by the Board of Directors or the Chief Executive Officer of the Company, and was paid $50,000 for ten months of consulting services in 2001. There are no future consulting service commitments and no other obligations of the Company pursuant to such agreement.

During 2001, the Company's General Counsel Rosenman & Colin LLP was paid $288,000 for providing legal services to the Company. A director of the Company is of counsel to Rosenman & Colin LLP.

During 2001, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide outplacement services to the Company. The Company paid an aggregate of $117,000 to these companies during the year 2001. A director of the Company is the Chairman and Chief Executive Officer of these companies.

During 2001, a director of the Company was paid $40,300 for providing financial consulting services to the Company.

During 2001, a director of the Company was compensated at a rate of $36,000 annually for providing technology-related consulting services to the Company.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. The directors are also reimbursed reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such grant is priced at the fair market value of the Common Stock on the date of such grant.

On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson Multi-Mix® products that incorporate active RF power transistors for use in wireless basestation applications, television transmitters and certain other applications that are intended for Bluetooth transceivers. The Company also agreed that it will generally be the priority supplier for such products.

On October 26, 2000, the Company entered into subscription agreements for Common Stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI and Messrs. E. Cohen, Goldberg and Fuller, members of the Board (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25 which expire on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and Messrs. E. Cohen, Goldberg and Fuller purchased 5,000, 11,000 and 4,000 Units, respectively, for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales.

On February 28, 2002, the Company entered into a stock purchase agreement with DuPont Electronic Technologies pursuant to which the Company sold 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, certain contractual anti-dilution provisions affected both the Warrant exercise price and the number of shares subject to the Warrants. The exercise price of the Warrants issued in October 2000 was reduced to $17.80, the number of shares subject to the Warrants was increased to 429,775 and the expiration date remained unchanged.

**Recent Accounting Pronouncements**

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new accounting and reporting standards and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded as assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted the provisions of the Statement in 2001. The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of SFAS No. 133 has not had any impact on the Company's financial position, results of operations or cash flows.

On June 30, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the pooling method of accounting. SFAS No. 141 will not have an impact on the Company's business since the Company has accounted for all of its business combinations using the purchase method of accounting.

With the adoption of SFAS No.142, which was adopted by the Company on December 30, 2001, goodwill will no longer be subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company is required to perform a fair value-based goodwill impairment test. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Intangible assets will be amortized over their estimated useful lives. Any write-down of goodwill would be charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. On an annualized basis, the Company expects that the adoption of this accounting standard will reduce the amortization of goodwill and intangibles by approximately $150,000 commencing in 2002, unless future impairment reviews result in periodic write-downs of goodwill.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires the fair value for an asset retirement obligation to be recorded in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001. SFAS No.144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company does not expect that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

**Forward-Looking Statements**

This Annual Report contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; the risk that the Company will not be able to continue to raise sufficient capital to expand its operations as currently contemplated by its business strategy; risks relating to governmental regulatory actions in communications and defense programs; risks associated with demand for and market acceptance of existing and newly developed products; and inventory risks due to technological innovation and product obsolescence, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

# Report of Independent Public Accountants

To Merrimac Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 1, 2002

# Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Operations** | | | |
| Net sales | $ 25,792,631 | $ 23,035,682 | $ 20,397,031 |
| Costs and expenses: | | | |
| Cost of sales | 12,513,621 | 11,849,929 | 10,616,404 |
| Selling, general and administrative | 9,531,583 | 8,401,571 | 7,055,785 |
| Research and development | 3,381,746 | 1,870,745 | 2,095,498 |
| Amortization of goodwill | 148,669 | 154,216 | 131,718 |
| Reincorporation charge | 330,000 | — | — |
| Restructuring charge | — | 315,000 | — |
| | 25,905,619 | 22,591,461 | 19,899,405 |
| Operating income (loss) | (112,988) | 444,221 | 497,626 |
| Interest and other (income) expense, net | (17,067) | 59,165 | 220,371 |
| Income (loss) before income taxes | (95,921) | 385,056 | 277,255 |
| Provision (benefit) for income taxes | (120,000) | 70,000 | 35,000 |
| Net income | $ 24,079 | $ 315,056 | $ 242,255 |
| Net income per common share - basic | $ .01 | $ .15 | $ .14 |
| Net income per common share - diluted | .01 | .14 | .14 |
| Weighted average number of shares outstanding - basic | 2,623,924 | 2,134,542 | 1,746,968 |
| Weighted average number of shares outstanding - diluted | 2,735,789 | 2,309,807 | 1,765,831 |
| **Comprehensive Income (Loss)** | | | |
| Net income | $ 24,079 | $ 315,056 | $ 242,255 |
| Comprehensive income (loss): | | | |
| Foreign currency translation adjustment | (276,091) | (193,564) | 142,589 |
| Comprehensive income (loss) | $ (252,012) | $ 121,492 | $ 384,844 |

See accompanying notes.

# Consolidated Balance Sheets

December 29, 2001 and December 30, 2000

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,844,434 | $ 3,425,390 |
| Accounts receivable, net | 5,632,008 | 5,617,085 |
| Income tax refunds receivable | 195,323 | 42,924 |
| Inventories | 4,797,205 | 3,627,535 |
| Other current assets | 691,712 | 384,224 |
| Deferred tax assets | 548,000 | 871,000 |
| Total current assets | 13,708,682 | 13,968,158 |
| Property, plant and equipment, at cost | 33,568,651 | 22,789,788 |
| Less accumulated depreciation and amortization | 14,605,751 | 12,770,791 |
| Property, plant and equipment, net | 18,962,900 | 10,018,997 |
| Other assets | 676,073 | 752,381 |
| Deferred tax assets, non-current | 1,194,000 | 86,000 |
| Goodwill, net of accumulated amortization of $434,603 and $285,934 | 2,451,037 | 2,774,248 |
| Total Assets | $36,992,692 | $ 27,599,784 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 4,368,565 | $ 119,932 |
| Accounts payable | 3,577,922 | 2,838,198 |
| Accrued liabilities | 1,620,305 | 1,432,128 |
| Income taxes payable | 268,274 | 173,000 |
| Total current liabilities | 9,835,066 | 4,563,258 |
| Long-term debt, net of current portion | 3,871,635 | 402,828 |
| Deferred compensation | 155,768 | 185,406 |
| Deferred liabilities | 118,597 | — |
| Deferred tax liabilities | 958,000 | 544,000 |
| Total liabilities | 14,939,066 | 5,695,492 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, par value $.01 per share: | | |
| Authorized: 1,000,000 shares | | |
| No shares issued | | |
| Common stock, par value $.01 per share: | | |
| Authorized: 20,000,000 shares | | |
| Issued: 2,859,249 and 2,805,373 shares | 28,592 | 28,054 |
| Common stock warrants | 837,200 | 837,200 |
| Additional paid-in capital | 14,327,586 | 13,982,778 |
| Retained earnings | 9,531,445 | 9,507,366 |
| Accumulated comprehensive income (loss) | (327,066) | (50,975) |
| | 24,397,757 | 24,304,423 |
| Less treasury stock, at cost - 208,904 shares | (1,760,131) | (1,760,131) |
| Less loan to officer-stockholder | (584,000) | (640,000) |
| Total stockholders' equity | 22,053,626 | 21,904,292 |
| Total Liabilities and Stockholders' Equity | $36,992,692 | $ 27,599,784 |

See accompanying notes.

# Consolidated Statements of Stockholders' Equity

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

| | Common Stock | | Common Stock Warrants (A) | Additional Paid-in Capital (B) | Retained Earnings | Accumulated Comprehensive Income (Loss) | Treasury Stock | | Loan to Officer-Stockholder |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | Shares | Amount | |
| Balance, January 2, 1999 | 2,690,405 | $ 26,904 | $ — | $ 12,539,172 | $ 8,950,055 | $ — | 902,549 | $ 7,733,872 | $360,000 |
| Net income | | | | | 242,255 | | | | |
| Exercise of options | 7,904 | 79 | | 39,531 | | | | | |
| Purchase of common stock | | | | | | | 56,355 | 345,422 | |
| Foreign currency translation | | | | | | 142,589 | | | |
| Balance, January 1, 2000 | 2,698,309 | 26,983 | — | 12,578,703 | 9,192,310 | 142,589 | 958,904 | 8,079,294 | 360,000 |
| Net income | | | | | 315,056 | | | | |
| Exercise of options | 107,064 | 1,070 | | 945,831 | | | | | |
| Sale of common stock | | | | 458,245 | | | (750,000) | (6,319,163) | |
| Sale of common stock warrants | | | 837,200 | | | | | | |
| Loan to officer-stockholder | | | | | | | | | 280,000 |
| Foreign currency translation | | | | | | (193,564) | | | |
| Balance, December 30, 2000 | 2,805,373 | 28,053 | 837,200 | 13,982,779 | 9,507,366 | (50,975) | 208,904 | 1,760,131 | 640,000 |
| Net income | | | | | 24,079 | | | | |
| Exercise of options | 53,876 | 539 | | 344,807 | | | | | |
| Forgiveness of loan to officer-stockholder | | | | | | | | | (56,000) |
| Foreign currency translation | | | | | | (276,091) | | | |
| Balance, December 29, 2001 | 2,859,249 | $ 28,592 | $ 837,200 | $ 14,327,586 | $ 9,531,445 | $ (327,066) | 208,904 | $ 1,760,131 | $584,000 |

The amounts for the par value of common stock and additional paid-in capital for years ended prior to December 29, 2001 have been restated to give effect to the Delaware reincorporation in 2001 (See Note 2 Delaware reincorporation).

(A) Common stock warrants for 360,000 shares of common stock are exercisable at $21.25 per share and expire October 26, 2003 (See Note 17 Subsequent event).

(B) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital when such benefits are realized.

See accompanying notes.

# Consolidated Statements of Cash Flows

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 24,079 | $ 315,056 | $ 242,255 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 2,366,194 | 1,842,679 | 1,503,752 |
| Amortization of goodwill | 148,669 | 154,216 | 131,718 |
| Amortization of deferred income | (87,288) | — | — |
| Deferred and other compensation | 66,564 | 13,219 | 37,084 |
| Deferred income taxes | (80,000) | 330,000 | 330,000 |
| Changes in operating assets and liabilities, net of acquisition in 1999: | | | |
| Accounts receivable | (14,923) | (1,842,289) | 695,392 |
| Income tax refunds receivable | (152,399) | 351,622 | (7,686) |
| Inventories | (1,169,669) | (714,112) | 391,911 |
| Other current assets | (307,488) | 35,068 | 65,053 |
| Deferred tax assets | (291,000) | (231,000) | 3,000 |
| Other assets | 76,308 | (188,874) | (206,977) |
| Accounts payable | 212,286 | 1,673,614 | (497,055) |
| Accrued liabilities | 198,153 | 319,860 | (297,103) |
| Income taxes payable | 95,736 | 173,000 | (15,114) |
| Deferred compensation | (50,178) | (262,071) | (261,272) |
| Other liabilities | 205,885 | — | — |
| Loan to officer-stockholder | — | (280,000) | — |
| Net cash provided by operating activities | 1,240,929 | 1,689,988 | 2,114,958 |
| Cash flows from investing activities: | | | |
| Cash acquired with acquisition | — | — | 203,323 |
| Acquisition of business | — | — | (4,700,402) |
| Purchases of capital assets | (10,876,662) | (4,018,931) | (2,465,277) |
| Proceeds from sales of capital assets | 24,115 | 33,041 | 1,683 |
| Net cash used in investing activities | (10,852,547) | (3,985,890) | (6,960,673) |
| Cash flows from financing activities: | | | |
| Debt assumed with acquisition | — | — | 451,126 |
| Borrowings under term loan | — | — | 2,500,000 |
| Borrowings under revolving credit facility | 7,500,000 | — | 3,000,000 |
| Borrowings under lease facility | 414,907 | 343,500 | — |
| Repayment of borrowings | (155,409) | (4,217,453) | (1,554,412) |
| Repurchase of common stock | — | — | (345,422) |
| Proceeds from the issuance of common stock and common stock warrants, net | — | 7,614,608 | — |
| Proceeds from the exercise of stock options | 345,346 | 946,901 | 39,610 |
| Net cash provided by financing activities | 8,104,844 | 4,687,556 | 4,090,902 |
| Effect of exchange rate changes | (74,182) | (74,405) | 10,288 |
| Net increase (decrease) in cash and cash equivalents | (1,580,956) | 2,317,249 | (744,525) |
| Cash and cash equivalents at beginning of year | 3,425,390 | 1,108,141 | 1,852,666 |
| Cash and cash equivalents at end of year | $ 1,844,434 | $3,425,390 | $1,108,141 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Income taxes | $ 280,000 | $ 38,000 | $ 139,000 |
| Loan interest | $ 219,000 | $ 223,000 | $ 279,000 |
| Unpaid purchases of capital assets | $ 529,245 | — | — |

See accompanying notes.

# Notes to Consolidated Financial Statements

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

### 1. Summary of significant accounting policies

**Principles of consolidation:** The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

**Cash and cash equivalents:** The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. Because of their liquidity and short-term maturities, the carrying value of these financial instruments approximates their fair value.

**Use of estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Contract revenues:** Sales and related cost of sales on fixed-price contracts that require customization of standard products to customer specifications are recorded as title to these products transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the initial units produced or based upon contractually established stages of completion.

**Inventories:** Inventories are valued at the lower of average cost or market. Provision is made for potential losses on slow-moving and obsolete inventories when identified.

**Foreign currency translation:** The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". This statement provides that all balance sheet accounts be translated at year-end rates of exchange, except stockholders' equity accounts which are translated at historical rates. Income and expense accounts are translated at the average of exchange rates in effect during the year. The resulting translation adjustment is reported as a separate component of stockholders' equity and accumulated comprehensive income (loss). Realized foreign exchange transaction gains and losses, which are not material, are included in income.

**Comprehensive income (loss):** In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS 130")". SFAS 130 defines comprehensive income, which includes items in addition to those reported in the statement of operations, and requires disclosures about the components of comprehensive income. Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by or distributions to stockholders. The Company has determined the components of comprehensive income (loss) impacting the Company consists primarily of cumulative translation adjustments.

**Reclassifications and restatements:** Certain prior-year amounts have been reclassified and restated to conform to the current year presentation.

**Depreciation:** Depreciation is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial income statement purposes:

| | |
|---|---|
| Land improvements | 10 years |
| Building | 25 years |
| Machinery and equipment | 3 — 10 years |
| Office equipment, furniture and fixtures | 5 — 10 years |

Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at December 29, 2001 and December 30, 2000 amounted to $7,967,000 and $7,428,000, respectively.

**Long-lived assets:** The Company applies Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Under Statement No. 121, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

**Goodwill:** Goodwill represents the excess of cost over the fair value of net assets of an acquired business. The cost is being amortized over a 20 year life using the straight-line method. Goodwill is reviewed for impairment whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

**Advertising:** The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $232,000 in 2001, $215,000 in 2000 and $195,000 in 1999.

**Income taxes:** The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with the exercise of stock options are recorded to additional paid-in capital in the year the tax benefits are realized.

**Savings and Investment Plan:** The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $185,000 in 2001, $163,000 in 2000 and $165,000 in 1999. The Board of Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. The amount contributed to the Plan was $45,000 in 2000. No discretionary contribution amounts were authorized for 2001 and 1999.

**1. Summary of significant accounting policies *(continued)***

**Stock-based compensation:** Effective December 31, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permitted the Company to elect to account for stock-based compensation arising under its stock option and stock subscription plans and key employee incentive plan by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 9). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it will not be required to recognize compensation expense as a result of such grants.

**Research and development:** Research and development expenditures of $3,382,000 in 2001, $1,871,000 in 2000 and $2,096,000 in 1999 were expensed as incurred.

**Net income per share**: Effective January 3, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which establishes the new standard for computation and presentation of net income per common share. Under the standard, both basic and diluted net income per common share are presented.

Basic net income per common share is calculated by dividing net income, less dividends on preferred stock, if any, by the weighted average common shares outstanding during the period.

The calculation of diluted net income per common share is similar to that of basic net income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options, were issued during the reporting period (see Notes 9 and 12).

**Accounting period:** The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calendar quarter and each quarter consists of 13 weeks in a 52-week year. Every fifth year, the additional week to make a 53-week year (fiscal year 1997 was the latest and fiscal year 2002 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

**Recent Accounting Pronouncements:** The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new accounting and reporting standards and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded as assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted the provisions of the Statement in 2001. The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of SFAS No. 133 has not had any impact on the Company's financial position, results of operations or cash flows.

On June 30, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the pooling method of accounting. SFAS No. 141 will not have an impact on the Company's business since the Company has accounted for all of its business combinations using the purchase method of accounting.

With the adoption of SFAS No.142, which was adopted by the Company on December 30, 2001, goodwill will no longer be subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company is required to perform a fair value-based goodwill impairment test. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Intangible assets will be amortized over their estimated useful lives. Any write-down of goodwill would be charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. On an annualized basis, the Company expects that the adoption of this accounting standard will reduce the amortization of goodwill and intangibles by approximately $150,000 commencing in 2002, unless future impairment reviews result in periodic write-downs of goodwill.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires the fair value for an asset retirement obligation to be recorded in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001. SFAS No.144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company does not expect that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

## 2. Delaware reincorporation

On February 22, 2001, the Company (previously incorporated in the State of New Jersey) was reincorporated in the State of Delaware. In connection with the reincorporation, each share of Common Stock, par value $.50 per share, of the Company prior to the reincorporation was converted into one share of Common Stock, par value $.01 per share, of the Company, as reincorporated in Delaware. As a result of the reincorporation, the authorized capital stock of the Company was increased to 20 million shares of Common Stock, par value $.01 per share (from 5 million shares of Common Stock prior to the reincorporation), and one million shares of Preferred Stock, par value $.01 per share.

Common stock and additional paid-in capital for all prior years in the accompanying financial statements have been restated to give effect to the reincorporation. The Company incurred $330,000 of costs in connection with the reincorporation in Delaware. Such expense is reflected as a reincorporation charge in the accompanying statement of operations. The reincorporation charge net of tax benefits was $198,000 or $.07 per share in 2001.

The Board of Directors has the authority to issue up to one million shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, and to determine the preferences, rights and qualifications or limitations of such series of Preferred Stock, without any further vote or action by the Company's stockholders.

## 3. Private placements of Common Stock and Warrants to purchase Common Stock

On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson Multi-Mix® products that incorporate active RF power transistors for use in wireless basestation applications, television transmitters and certain other applications that are intended for Bluetooth transceivers. The Company also agreed that it will generally be the priority supplier for such products.

In connection with EHI's purchase of the Company's Common Stock, the Company and EHI also entered into a registration rights agreement which provides EHI with two demand registrations at any time following April 7, 2002.

On October 26, 2000, the Company entered into subscription agreements for common stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI, and three members of the board of directors of the Company (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25, which expire on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and the Director Investors purchased 20,000 Units for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales.

The Warrants were valued using the Black-Scholes option valuation model with a resulting allocation of the aggregate proceeds from the Units attributable to the Warrants of $837,200, net of issue costs. The following assumptions were utilized to value the Warrants: price per share of common stock of $15.25; expected life of three years; expected volatility of 40%; a risk free interest rate of 6%; an expected yield of 0.0%; and a liquidity discount of 33%.

In connection with the purchase by EHI and the Adam Smith Investors of the Company's Common Stock and Warrants, the Company, EHI and the Adam Smith Investors also entered into registration rights agreements which provide EHI and the Adam Smith Investors each with two demand registrations at any time following October 26, 2002. See Note 17 Subsequent event regarding the adjustments to the exercise price of the Warrants and the increase in the number of shares subject to the Warrants.

## 4. Acquisition of Filtran Microcircuits Inc.

In February 1999, the Company completed the acquisition of all of the outstanding stock of privately held Filtran Microcircuits Inc. ("FMI") of Ottawa, Ontario, Canada. FMI is a manufacturer of microwave micro-circuitry. The purchase price of $4,700,000, which included $203,000 cash and included the assumption of $451,000 existing indebtedness, was financed by utilizing an existing unused credit facility. The acquisition has been accounted for as a purchase, and, accordingly, the purchase price has been allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition, with the excess cost of $3,179,000 initially recorded as goodwill which is being amortized over 20 years.

The unaudited pro forma combined results for the comparative period presented for 1999, as if FMI had been acquired at the beginning of 1999, are estimated to be as follows:

| | 1999 |
|---|---|
| Net sales | $21,027,000 |
| Net income | 201,000 |
| Diluted net income per share | $ .11 |

The pro forma results are based on various assumptions and are not necessarily indicative of what would have actually occurred had the acquisition and related financing transactions been completed at the beginning of 1999, nor are they necessarily indicative of future consolidated results.

# Notes to Consolidated Financial Statements



### 5. Inventories

Inventories consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Finished goods | $ 490,135 | $ 363,387 |
| Work in process | 2,057,036 | 1,493,784 |
| Raw materials and purchased parts | 2,250,034 | 1,770,364 |
| | $ 4,797,205 | $ 3,627,535 |

Total inventories are net of valuation allowances for obsolescence of $991,000 in 2001 and $1,018,000 in 2000. The Company disposed of $212,000 and $300,000 of obsolete inventories in 2001 and 2000, respectively.

### 6. Property, plant and equipment

Property, plant and equipment consists of the following:

| | 2001 | 2000 |
|---|---|---|
| Land and land improvements | $ 666,045 | $ 673,220 |
| Building | 6,071,027 | 2,891,844 |
| Machinery and equipment | 19,444,756 | 12,395,396 |
| Office equipment, furniture and fixtures | 7,386,823 | 6,829,328 |
| | $33,568,651 | $22,789,788 |

Included in building and machinery and equipment are $7,045,000 of capital assets that have not been placed in service at December 29, 2001.

### 7. Current and long-term debt:

The Company was obligated under the following debt instruments at December 29, 2001 and December 30, 2000:

| | 2001 | 2000 |
|---|---|---|
| Fleet Bank (A): | | |
| Revolving credit facility, interest 1/2% below prime | $ 4,000,000 | $ — |
| Mortgage loan, callable March 2007, interest 1/2% below prime | 3,500,000 | — |
| The Bank of Nova Scotia (B): | | |
| Capital leases, interest 7.0%, due October 2002 | 131,662 | 211,600 |
| Capital leases, interest 8.7%, due May 2005 | 248,191 | 311,160 |
| Capital leases, interest 7.3%, due April 2006 | 197,033 | — |
| Capital leases, interest 7.9%, due June 2006 | 163,314 | — |
| | 8,240,200 | 522,760 |
| Less current portion | 4,368,565 | 119,932 |
| Long-term portion | $ 3,871,635 | $ 402,828 |

(A) The Company commenced borrowing in April 2001 under its existing revolving credit facility with Fleet Bank (formerly Summit Bank), at an interest rate of one-half percent below the bank's floating prime rate, which was 7.0% at that time. During 2001, the Company borrowed an aggregate amount of $7,500,000 under this facility. The weighted average interest rate on the borrowings under this facility during 2001 was 5.7% and the year-end interest rate was 4.25%.

During the first quarter of 2002, the Company obtained an additional increase of $2,500,000 in the Company's lines of credit with Fleet Bank which were increased to a total of $10,000,000, $3,500,000 of which consists of a first mortgage callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility. The revolving line of credit of $6,500,000 expires June 2002 and management expects that Fleet Bank will agree to an extension thereof.

The Company successfully completed a private placement of 528,400 shares of Company Common Stock on February 28, 2002 that raised $5,284,000 before offering expenses. The Company repaid the Fleet Bank revolving credit facility from the proceeds of that offering. The Company currently has $6,500,000 available under its existing revolving credit facility.

As a result of the closing of mortgage financing with Fleet Bank in March 2002, the Company classified $3,500,000 as long-term debt in the December 29, 2001 balance sheet, as the Company has refinanced a portion of its current debt with long-term financing after the close of its fiscal year-end.

The revolving credit facility and mortgage loan are secured by substantially all assets located within the United States.

(B) Capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $632,000 at December 29, 2001 and $192,000 at December 30, 2000.

At December 29, 2001 and December 30, 2000, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

The payments required under the long-term obligations listed above during the years following December 29, 2001 are set forth below:

| | |
|---|---|
| 2002 | $4,368,565 |
| 2003 | 289,510 |
| 2004 | 299,113 |
| 2005 | 335,522 |
| 2006 | 278,740 |
| Thereafter | 2,668,750 |

### 8. Accrued liabilities

Accrued liabilities consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Commissions | $ 464,121 | $ 362,623 |
| Vacation | 122,932 | 107,439 |
| Employee compensation | 567,679 | 317,177 |
| Warranty reserve | 150,000 | 150,000 |
| Deferred compensation | 39,000 | 48,980 |
| Other | 276,573 | 445,909 |
| | $1,620,305 | $1,432,128 |

### 9. Stock option and stock purchase plans

Under the Company's 1993 Stock Option Plan, 324,210 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of incentive and non-qualified stock options. The incentive options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 29, 2001, options for the purchase of a total of 187,770 shares remained outstanding of which 182,270 are exercisable under the 1993 Option Plan, and options for 23,375 shares were available for future grant.

The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

In 1997, the Company's stockholders approved a Long Term Incentive Plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this Plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant.

In 1997, discounted stock options for the purchase of 6,900 shares were granted at $14.00, a discount of $3.00 below the fair market value at the date of grant. During 1998, discounted options were granted for the purchase of 10,825 shares at $9.75, a discount of $1.50 below the fair market value at the date of grant and 7,200 shares at $11.75, a discount of $2.88 below fair market value at the date of grant. As of December 29, 2001, options for the purchase of 201,164 shares remain outstanding, of which 169,014 are exercisable under the LTIP.

In 2001, the Company's stockholders approved the 2001 Stock Option Plan pursuant to which 175,000 shares of the Company's common stock were reserved for issuance of incentive and non-qualified stock options. The options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 29, 2001, options for the purchase of a total of 32,900 shares remained outstanding of which 15,000 are exercisable under the 2001 Stock Option Plan, and options for 142,100 shares were available for future grant.

The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the fair market value on the date the option is granted. Annual options granted to non-employee directors are exercisable after the grant or at any time before the fifth anniversary of the grant.

In addition, non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

**9. Stock option and stock purchase plans *(continued)***

A summary of all stock option activity and information related to all options outstanding follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Weighted average exercise price | Shares or price per share | Weighted average exercise price | Shares or price per share | Weighted average exercise price | Shares or price per share |
| Outstanding, beginning of year | $ 9.64 | 447,194 | $ 9.51 | 500,734 | $ 10.66 | 392,893 |
| Granted | 13.60 | 38,100 | 7.36 | 52,950 | 6.79 | 158,500 |
| Exercised | 6.93 | (24,760) | 9.33 | (89,164) | — | — |
| Cancelled | 10.60 | (5,700) | 8.11 | (17,326) | 9.93 | (50,659) |
| Outstanding at end of year | 10.11 | 454,834 | 9.64 | 447,194 | 9.51 | 500,734 |
| Exercisable at end of year | $ 9.81 | 399,284 | $ 9.63 | 340,644 | $ 10.24 | 318,008 |
| Option price range at end of year | | $ 5.00 - $ 15.50 | | $ 5.00 - $ 15.50 | | $ 5.00 - $ 13.64 |
| Weighted average estimated fair value of options granted during the year | | $ 2.22 | | $ 3.44 | | $ 2.57 |

The approximate weighted average of the remaining contractual life of the outstanding options at December 29, 2001 was 5.8 years.

In 2001, the Company's stockholders approved a stock purchase plan pursuant to which 250,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity is as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Weighted average exercise price | Shares or price per share | Weighted average exercise price | Shares or price per share | Weighted average exercise price | Shares or price per share |
| Subscribed, beginning of year | $ 5.95 | 28,866 | $ 6.14 | 50,392 | $ 10.35 | 11,806 |
| Subscribed | 12.50 | 20,969 | — | — | 5.95 | 53,969 |
| Purchased | 5.97 | (29,116) | 6.47 | (17,900) | 4.82 | (7,904) |
| Cancelled | 12.50 | (1,380) | 5.95 | (3,626) | 7.02 | (7,479) |
| Subscribed at end of year | $ 12.50 | 19,339 | $ 5.95 | 28,866 | $ 6.14 | 50,392 |
| Subscription price range, end of year | | $ 12.50 | | $ 5.95 | | $ 5.95 - $ 11.03 |
| Weighted average estimated fair value of rights granted during the year | | $ 3.07 | | — | | $ 2.68 |

The approximate weighted average of the remaining contractual life of the outstanding stock subscriptions at December 29, 2001 was 1.7 years.

### 9. Stock option and stock purchase plans *(continued)*

2001 Key Employee Incentive Plan:

In June 2001, the stockholders of the Company approved the 2001 Key Employee Incentive Plan, which provides for an award consisting of restricted stock of approximately five percent of the average number of outstanding shares of Company Common Stock during a six-month period upon the attainment of an average market capitalization during the same six-month period of $50,000,000, and an additional award of approximately five percent of the average number of outstanding shares upon the attainment of an average market capitalization during a subsequent six-month period of $80,000,000. Any shares of restricted stock awarded vest annually over a three-year period. The previous plan, the 2000 Key Employee Incentive Plan was cancelled in April 2001.

The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its Key Employee Incentive Plan. Under such accounting, compensation expense will begin to be recorded once the target market capitalizations are achieved. Accordingly, for the year ended December 29, 2001, the Company did not record any compensation expense with respect to the Plan.

SFAS No. 123 "Accounting for Stock-Based Compensation" requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair value method of accounting for stock-based awards. The Company has determined the fair value of shares which may be awarded to key employees under the 2001 Key Employee Incentive Plan as if the shares were awarded on the date of the approval of the Plan by the stockholders. The Company has estimated the fair value of the restricted stock awards, vesting on a straight-line basis over a three-year period using the Black-Scholes option valuation model utilizing the assumptions as set forth below in 2001.

As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 2001, 2000 and 1999.

The table below sets forth the pro forma net income (loss) and the pro forma diluted net income (loss) per share information as calculated in accordance with Statement No. 123.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income - as reported | $ 24,079 | $315,056 | $242,255 |
| Net income (loss) - pro forma | (257,921) | 21,056 | (75,745) |
| Net income per share - as reported | $ .01 | $ .14 | $ .14 |
| Net income (loss) per share - pro forma | (.09) | .01 | (.04) |

The Statement No. 123 method of accounting has been applied to options granted in periods after December 31, 1994 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.

The fair value of each of the options and purchase plan subscription rights granted in 2001, 2000, and 1999 was estimated on the date of grant using the Black-Scholes option valuation model.

The following weighted average assumptions were utilized:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected option life (years) | 2.9 | 4.5 | 3.0 |
| Expected volatility | 35.00 % | 50.00% | 40.00% |
| Risk-free interest rate | 4.00 % | 6.00% | 6.25% |
| Expected dividend yield | 0.00 % | 0.00% | 0.00% |

However, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

## 10. Income taxes

The provision (benefit) for income taxes consists of the following components:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current tax provision (benefit): | | | |
| Federal | $ (4,000) | $ (439,000) | $ (219,000) |
| Foreign | (14,000) | 299,000 | (12,000) |
| State | (22,000) | (120,000) | (64,000) |
| | (40,000) | (260,000) | (295,000) |
| Deferred tax provision (benefit): | | | |
| Federal | (113,000) | 240,000 | 256,000 |
| Foreign | (52,000) | 20,000 | — |
| State | 85,000 | 70,000 | 74,000 |
| | (80,000) | 330,000 | 330,000 |
| Provision (benefit) for income taxes | $ (120,000) | $ 70,000 | $ 35,000 |

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 29, 2001 and December 30, 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Current deferred tax assets: | | |
| Inventory valuation allowance | $ 384,000 | $ 395,000 |
| Capitalized inventory costs | 47,500 | 50,000 |
| Warranty cost | 64,500 | 64,500 |
| Deferred compensation | 17,000 | 21,000 |
| Net operating loss carryforwards | — | 556,000 |
| Other | 35,000 | 84,500 |
| | 548,000 | 1,171,000 |
| Less valuation allowance | — | (300,000) |
| Net current deferred tax assets | 548,000 | 871,000 |
| Non-current deferred tax assets: | | |
| Deferred compensation | 67,000 | 80,000 |
| Net operating loss carryforwards | 1,175,000 | — |
| Capitalized leases | 246,000 | — |
| Other | 6,000 | 6,000 |
| | 1,494,000 | 86,000 |
| Less valuation allowance | (300,000) | — |
| | 1,194,000 | 86,000 |
| Non-current deferred tax liabilities: | | |
| Depreciation and amortization | (936,000) | (469,000) |
| State income taxes | — | (44,000) |
| Research and development credits | (22,000) | (31,000) |
| | (958,000) | (544,000) |
| Net non-current deferred tax assets (liabilities) | 236,000 | (458,000) |
| Net deferred tax assets | $ 784,000 | $ 413,000 |

The Company reclassified its net operating loss carryforwards and the valuation allowance temporary differences thereon from current to non-current in 2001 based upon a reassessment of the expected utilization dates of such items.

The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (benefit) for income taxes by income (loss) before income taxes as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Statutory rate | (34.0%) | 34.0% | 34.0% |
| Effect of: | | | |
| State income tax, net of federal income tax effects | 43.3 | (8.6) | 3.2 |
| Foreign sales corporation income | (41.6) | (5.3) | (15.7) |
| Research and development credits | (145.3) | (30.3) | (32.9) |
| Goodwill amortization | 52.7 | 13.6 | 16.2 |
| Other | (0.2) | 14.8 | 7.8 |
| Effective tax rate | (125.1%) | 18.2% | 12.6% |

As of December 29, 2001, the Company had net operating loss carryforwards for both Federal and state income tax purposes of approximately $2,800,000, which are available to offset future taxable income through 2021 and 2008, respectively. Also, the Company has approximately $685,000 of future tax deductions related to the exercise of employee stock options. In addition, the Company has Federal income tax credit carryforwards of approximately $80,000 expiring through 2021.

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company recorded a deferred tax asset valuation allowance of $300,000 in fiscal year 2000 as current and reclassified such valuation allowance to non-current in 2001.

The provision (benefit) for foreign income taxes is based upon foreign income or loss before income taxes as follows: a loss of $20,000 for 2001 and $1,000,000 of income for 2000.

Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At December 29, 2001, the cumulative earnings of foreign subsidiaries were approximately $700,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings was approximately $100,000.

### 11. Business segment and geographic data

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

**Electronic components:** Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 85% are located in the United States and 15% are located in Costa Rica.

**Microwave micro-circuitry:** Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

Information about the Company's operations in different industries and geographic areas follows. Operating income is net sales less operating expenses. Operating expenses exclude interest expense, other income and income taxes. Assets are identified with the appropriate operating segment and are substantially all located in the North America geographic area. Corporate assets consist principally of cash. Corporate expenses and inter-segment sales are immaterial.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (In thousands of dollars) | |
| Industry segments: | | | |
| Sales to unaffiliated customers: | | | |
| Electronic components | $ 21,383 | $ 17,118 | $ 17,003 |
| Microwave micro-circuitry | 4,410 | 5,918 | 3,394 |
| Consolidated | $ 25,793 | $ 23,036 | $ 20,397 |
| Income (loss) before provision for income taxes: | | | |
| Operating income (loss): | | | |
| Electronic components | $ (319) | $ (893) | $ 242 |
| Microwave micro-circuitry | 206 | 1,337 | 256 |
| Interest and other (expense) income, net | 17 | (59) | (221) |
| Consolidated | $ (96) | $ 385 | $ 277 |
| Identifiable assets: | | | |
| Electronic components | $ 29,983 | $ 18,805 | $ 14,939 |
| Microwave micro-circuitry | 5,166 | 5,284 | 4,794 |
| Corporate | 1,844 | 3,425 | 1,108 |
| Consolidated | $ 36,993 | $ 27,514 | $ 20,841 |
| Depreciation and amortization: | | | |
| Electronic components | $ 2,049 | $ 1,598 | $ 1,331 |
| Microwave micro-circuitry | 466 | 399 | 305 |
| Consolidated | $ 2,515 | $ 1,997 | $ 1,636 |
| Capital expenditures, net: | | | |
| Electronic components | $ 10,404 | $ 3,365 | $ 2,166 |
| Microwave micro-circuitry | 449 | 621 | 297 |
| Consolidated | $ 10,853 | $ 3,986 | $ 2,463 |
| Geographic areas: | | | |
| Sales to unaffiliated customers: | | | |
| North America | $ 20,471 | $ 20,514 | $ 17,060 |
| Europe | 3,795 | 1,260 | 1,792 |
| Far East | 1,278 | 1,208 | 1,527 |
| Other | 249 | 54 | 18 |
| Consolidated | $ 25,793 | $ 23,036 | $ 20,397 |

**11. Business segment and geographic data *(continued)***

The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include The Boeing Company, Raytheon Company, Northrop Grumman Corporation, Lockheed Martin Corporation, Loral Space & Communications Ltd., TRW, Inc. and General Dynamics Corporation. Sales to the foreign geographic area of Europe were 14.7% of net sales in 2001. Sales to any one foreign geographic area did not exceed 10% of net sales for 2000 and 1999. Sales to Lockheed Martin Corporation were 13.8%, 12.2% and 10% of net sales in 2001, 2000 and 1999, respectively. Sales to The Boeing Company (which acquired the space and communications business from Hughes Electronics Corporation, a former customer of the Company, in 2000) were 15.0% and 9.1% of net sales in 2001 and 2000, respectively. Pro forma combined sales to The Boeing Company and Hughes Electronics Corporation were 21.3% of net sales in 1999. In 1999, sales to The Boeing Company were 10.4% and sales to Hughes Electronics Corporation were 10.9% of net sales, respectively.

Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 49% of its receivables at December 29, 2001 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

**12. Net income per common share**

The following table summarizes the calculation of basic and diluted net income per common share for 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Numerator: | | | |
| Net income available to common stockholders | $ 24,079 | $ 315,056 | $ 242,255 |
| Denominator: | | | |
| Weighted average shares outstanding for basic net income per share | 2,623,924 | 2,134,542 | 1,746,968 |
| Effect of dilutive securities - stock options | 111,865 | 175,265 | 18,863 |
| Weighted average shares outstanding for diluted net income per share | 2,735,789 | 2,309,807 | 1,765,831 |
| Net income per share: | | | |
| Basic | $ .01 | $ .15 | $ .14 |
| Diluted | .01 | .14 | .14 |

At December 29, 2001, there were 360,000 common stock warrants outstanding excluded from the calculation of dilutive securities because the warrant exercise price of $21.25 was greater than the average market value of the common shares. See Note 17 Subsequent event.

If the sales of 375,000 shares of Company Common Stock on April 7 and 360,000 Units on October 26, 2000 referred to in Note 3 had occurred at the beginning of the year, the pro forma basic and diluted weighted average number of common shares outstanding for fiscal year 2000 would have been:

| | |
|---|---|
| Basic: | |
| Actual | 2,134,542 |
| Adjustments for sales of: | |
| Common stock, April 7, 2000 | 98,902 |
| Units, October 26, 2000 | 294,725 |
| Basic - pro forma | 2,528,169 |
| Effect of dilutive securities - stock options | 175,265 |
| Diluted - pro forma | 2,703,434 |

**13. Commitments and contingencies**

Lease commitments:

The Company leases real estate and equipment under operating leases expiring at various dates through February 2006. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

Total rental expense charged to operations amounted to $141,000 in 2001, which is net of $265,000 of construction period rent capitalized to fixed assets and $87,000 of amortization of facility sharing prepayments. Total rental expense charged to operations amounted to $244,000 in 2000 and $217,000 in 1999. Future minimum lease payments, net of contractual facility sharing cost reductions of $87,000 per year through 2004 (see following: Lease modification and facility sharing agreement), under noncancellable operating leases with an initial term exceeding one year are as follows:

| | |
|---|---|
| 2002 | $358,000 |
| 2003 | 369,000 |
| 2004 | 387,000 |
| 2005 | 423,000 |
| 2006 | 44,000 |

Lease modification and facility sharing agreement:

The Company entered into an agreement effective January 2001, with a customer to relinquish to this customer approximately half of the Company's 17,000 square-foot leased manufacturing facility in Costa Rica. Associated with the transaction, the Company entered into a new four-year lease agreement with a five-year renewal option with its Costa Rica landlord for the reduced space. In addition, the Company transferred certain employees to its customer, agreed to share certain personnel resources and common costs, and committed to provide certain management, administrative and other services to its customer.

In connection with the transaction, the Company received $200,000 from its customer and will receive further payments of $250,000 over a two-year period. The Company will reduce its facility occupancy expenses by approximately $87,000 during each of the next four years that commenced January 2000 to an aggregate amount of approximately $348,000.

**13. Commitments and contingencies *(continued)***

The Company deferred approximately $102,000 of costs at December 30, 2000 incurred in connection with entering into this agreement and other incremental costs, for the purpose of providing this customer with trained personnel and certain other services required for their dedicated manufacturing capability. Such costs classified in the balance sheet as other assets at December 30, 2000 were recovered through the $200,000 payment received in January 2001 as described above, and at December 29, 2001, the unamortized amount of $12,000 of the initial payment is included in deferred liabilities.

Capital leases included in property, plant and equipment at December 29, 2001 are as follows:

| | |
|---|---|
| Machinery and equipment | $892,000 |
| Less accumulated depreciation | 260,000 |
| Total | $632,000 |

Future minimum lease payments under capital leases and the present value of such payments as of December 29, 2001 is as follows:

| | |
|---|---|
| 2002 | $288,000 |
| 2003 | 151,000 |
| 2004 | 151,000 |
| 2005 | 175,000 |
| 2006 | 106,000 |
| Total minimum lease payments | 871,000 |
| Less amount representing interest | 131,000 |
| Present value of total minimum lease payments | $740,000 |

### Purchase obligations:

The Company intends to issue commitments to purchase $2,800,000 of capital equipment from various vendors. The Company has an outstanding balance of work to be completed on a purchase order issued to a general contractor for approximately $100,000 for the final completion of the 19,200 square-foot building addition to its West Caldwell, New Jersey manufacturing facility. The Company anticipates that such equipment will be purchased and become operational and the building expansion will be completed during the second quarter of 2002.

### Consulting and employment agreements; deferred compensation:

The Company has been a party to an employment agreement with its Chairman, President and Chief Executive Officer that provides him with a minimum annual salary of $240,000 for an initial term and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement. On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

In connection with the acquisition of FMI, a subsidiary of the Company entered into an employment agreement with the President of FMI that provides for a minimum annual salary of $130,000 (Canadian). The initial term of the agreement ends on February 25, 2002 and automatically renews for successive twelve-month periods thereafter, unless terminated pursuant to the terms of the agreement. In addition, the President of FMI can elect to receive either a bonus of 10% of compensation or a grant of immediately exercisable stock options of the Company, determined pursuant to the terms of the agreement.

The Company is party to a retirement agreement with its former Vice Chairman and Chief Technology Officer which became effective on December 31, 1998. Pursuant to the retirement agreement, such former officer received an initial payment of $151,700 in 1998, and received a payment of $185,500 in January 1999 and a final payment of $185,500 in January 2000. In addition, the agreement provides for the continuation of health insurance benefits until December 2009.

The Company is party to a consulting agreement with a former Vice President, which initial term ended February 2001 and automatically renewed pursuant to the terms of the agreement for an additional twelve-month period. The agreement will renew for successive twelve-month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for a minimum payment of $24,000 per year and includes health insurance and other certain benefits.

The Company entered into a consulting agreement on January 1, 1998 with a director of the Company. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

The Company is a party to a stockholder's agreement, dated as of October 30, 1998, with a former director and Chairman of the Company. Pursuant to the stockholder's agreement, this former director is required to vote his shares of Common Stock as directed by the Board of Directors or the Chief Executive Officer of the Company, and was paid $50,000 for ten months of consulting services in 2001. There are no future consulting service commitments and no other obligations of the Company pursuant to such agreement.

The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years.

In connection with the consulting and retirement agreements described above, the Company recognized deferred compensation expense of approximately $11,000 in 2001, $13,000 in 2000, $37,000 in 1999. The Company accrues the present value of the estimated future payments over the periods of the projected term of each of the respective agreements. The minimum benefits payable in 2002 are estimated to be $39,000 and the present value of the estimated future consulting and retirement benefits payable beyond 2002 and accrued as of December 29, 2001 is approximately $156,000.

### 13. Commitments and contingencies *(continued)*

Litigation:

The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

### 14. Restructuring and related charges

As a result of accelerating the transfer of increased levels and complexity of production to the Company's Costa Rica manufacturing facility, the Company implemented a reduction of its workforce and provided severance benefits to certain employees during the first quarter of 2000. The restructuring charge for the first quarter of 2000 was $315,000, and charges net of tax benefits of $189,000 or $.10 per diluted share and $ .08 per diluted share for the year, as a result of increases in common shares from private placements after the first quarter 2000. The reduction in workforce affected fifteen persons, primarily electronic components manufacturing labor, and the full amount of the restructuring charge has been paid.

### 15. Transactions with management and loans to officer-stockholder

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company extended to Mr. Carter a loan of $255,000 in connection with the purchase of these shares. In addition, the Company amended a prior loan to Mr. Carter of $105,000. The total of $360,000 is due May 4, 2003 and interest payments (except as described below) are due quarterly, calculated at a variable interest rate based on the prime rate of the Company's lending bank. However, payment of interest that accrued from November 1998 until November 1999 was deferred and payment of interest that will accrue from November 2001 until November 2002 will be deferred until May 4, 2003. Payment of the loan is secured by the pledge of 33,000 shares of Common Stock purchased by Mr. Carter with the proceeds of the loans and Mr. Carter has agreed to restrictions on the resale of these shares of Common Stock. The sale of these shares of Common Stock was exempt from registration under the Securities Act of 1933, as amended ("the Act"), as a transaction not involving a public offering under Section 4(2) of the Act.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

### 16. Stockholder Rights Plan

On March 5, 1999, the Board of Directors of the Company approved a stockholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

Generally, if any person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock, each Right (other than Rights held by such acquiring person or group) will be exercisable, at the $25.00 purchase price, for a number of shares of Common Stock having a market value of $50.00. Upon an acquisition of the Company, each Right (other than Rights held by the acquiror) will generally be exercisable, at the $25.00 purchase price, for a number of shares of common stock of the acquiror having a market value of $50.00. In certain circumstances, each Right may be exchanged by the Company for one share of Common Stock. The Rights will expire on March 19, 2009, unless earlier exchanged or redeemed at $0.01 per Right.

### 17. Subsequent event: Private placement of Common Stock

On February 28, 2002, the Company entered into a stock purchase agreement with DuPont Electronic Technologies pursuant to which the Company sold 528,400 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, certain contractual anti-dilution provisions affected both the Warrant exercise price and the number of shares subject to the Warrants (See Note 3 Private placements of Common Stock and Warrants to purchase Common Stock). The exercise price of the Warrants issued in October 2000 was reduced to $17.80, the number of shares subject to the Warrants was increased to 429,775 and the expiration date remained unchanged.

## Quarterly Financial Information

Summarized quarterly unaudited financial data reported for 2001 and 2000 follows:

| 2001 | March 31 | June 30 | September 29 | December 29 |
|---|---|---|---|---|
| Net sales | $ 6,090,367 | $ 6,766,165 | $ 5,812,301 | $ 7,123,798 |
| Gross profit | 3,145,911 | 3,605,367 | 2,923,115 | 3,604,617 |
| Net income (loss) (A) | (30,696) | 136,451 | (209,339) | 127,663 |
| Net income (loss) per share - basic | $ (.01) | $ .05 | $ (.08) | $ .05 |
| Net income (loss) per share - diluted | (.01) | .05 | (.08) | .05 |

| 2000 | April 3 | July 1 | September 30 | December 30 |
|---|---|---|---|---|
| Net sales | $ 4,911,373 | $ 4,949,424 | $ 6,437,186 | $ 6,737,699 |
| Gross profit | 2,475,026 | 2,344,948 | 3,134,690 | 3,231,089 |
| Net income (loss) (B) | (164,387) | 39,705 | 219,144 | 220,594 |
| Net income (loss) per share - basic | $ (.09) | $ .02 | $ .10 | $ .09 |
| Net income (loss) per share - diluted | (.09) | .02 | .09 | .08 |

(A) Reflects the effects of the first quarter 2001 reincorporation charge of $330,000 (see Note 2) which reduced net income by $198,000 or $.07 per share for fiscal year 2001.

(B) Reflects the effects of the first quarter 2001 restructuring charge of $315,000 (see Note 14) which reduced net income by $189,000 or $.08 per share for fiscal year 2000.

## Quarterly Common Stock Data

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| Quarter | 1st | 2nd | 3rd | 4th | 1st | 2nd | 3rd | 4th |
| Market price per share: | | | | | | | | |
| High | $ 22.20 | $ 15.25 | $ 14.00 | $ 11.70 | $ 12.00 | $ 18.37 | $ 17.37 | $ 24.00 |
| Low | 12.00 | 11.90 | 8.30 | 7.90 | 5.87 | 8.12 | 13.25 | 14.25 |

The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

The market price per share information is provided with regard to the high and low bid prices of the common stock of the Company on The American Stock Exchange during the periods indicated.

# Directors and Officers

## Directors

MASON N. CARTER
Chairman, President and
Chief Executive Officer
Merrimac Industries, Inc.

ALBERT H. COHEN
Asset Manager and
Management Consultant
Princeton, NJ

EDWARD H. COHEN
Counsel to the Firm
KMZ Rosenman
New York, NY

JOSEPH B. FULLER
Chief Executive Officer
Monitor Company
Cambridge, MA

Dr. JOEL H. GOLDBERG
Chairman and CEO
C.C.I. / SK Associates
Union, NJ

DAVID B. MILLER
Vice President and
General Manager
DuPont Electronic Technologies
Research Triangle Park, NC

Dr. ARTHUR A. OLINER
Engineering Consultant
Professor Emeritus of Electrophysics
Polytechnic University
Brooklyn, NY

Dr. HAROLD J. RAVECHÉ
President
Stevens Institute of Technology
Hoboken, NJ

## Officers

MASON N. CARTER
Chairman, President and
Chief Executive Officer

ROBERT V. CONDON
Vice President, Finance and
Chief Financial Officer

RICHARD E. DEC
Vice President,
Business Development

REYNOLD K. GREEN
Vice President and
General Manager
RF Microwave Products Group

JAYSON E. HAHN
Vice President,
Information Technology and
Chief Information Officer

JAMES J. LOGOTHETIS
Vice President and
Chief Technology Officer
Multi-Mix® Microtechnology Group

JOSEPH McANDREW
Vice President and
General Manager
Multi-Mix® Microtechnology Group

MICHAEL PELENSKIJ
Vice President, Operations
RF Microwave Products Group

Dr. K. RAMACHANDRAN
President
Filtran Microcircuits Inc.

LAWRENCE S. ROSS
Vice President, Quality

# Corporate Data

## Legal Counsel

KMZ Rosenman
575 Madison Avenue
New York, NY 10022

Deutch & Falk, P.C.
843 Rahway Avenue
Woodbridge, NJ 07095

## Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park,NJ 07660
Tel 800.851.9677
www.melloninvestor.com

## Annual Meeting

The Annual Meeting of Stockholders of Merrimac Industries, Inc. will be held at 10:00 a.m. on June 12, 2002 at:

Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531

## Form 10-K

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for fiscal year 2001 is available upon written request to the Company:

Corporate Secretary
Merrimac Industries, Inc.
P.O. Box 986
West Caldwell, NJ 07006
rvc@merrimacind.com

## Common Stock

The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

Stockholder inquiries regarding change of address and/or change of title should be sent to our transfer agent Mellon Investor Services LLC, shown above.

**Merrimac Industries, Inc.**
41 Fairfield Place
West Caldwell, NJ 07006

**RF Microwave Products Group**
Tel 973.575.1300
Fax 973.575.0531
www.merrimacind.com

**Multi-Mix® Microtechnology Group**
Tel 888.434.MMFM
Fax 973.882.5990
www.Multi-Mix.com

**Filtran Microcircuits Inc.**
2475 Don Reid Drive
Ottawa, Ontario, Canada KIH IE2
Tel 613.737.0706
Fax 613.737.0495
www.filtranmicro.com



MERRIMAC